Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: February 9, 2017

2016 full year results Thursday 9 February 2017 Andrew Formica Chief Executive Roger Thompson Chief Financial Officer

Agenda • 2016 headlines Andrew Formica • 2016 financial results Roger Thompson • Merger update Andrew Formica 2

2016 headlines Resilient financial results reflect delivery of strategy • Challenging investment conditions, with politics driving markets • AUM at record highs despite significant Retail outflows • Continuing Institutional inflows reflect success of new investment teams and more global distribution • Transformational merger announced with Janus Capital, positioning the Group for future growth 1 Percentage of funds, asset-weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for absolute return, positive versus benchmark for Institutional. 3 FY16FY15 3 year investment performance¹ 77% 81% Net flows (£4.0bn) £8.5bn Total AUM £101.0bn £92.0bn Underlying PBT £212.7m £220.0m Underlying diluted EPS 15.2p 17.2p Total dividend per share 10.5p 10.3p

Investment performance 3 year performance consistently strong Global equity peer group performance versus index² % 20 10 - (10) (20) 1 Percentage of funds, asset-weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for absolute return, positive versus benchmark for Institutional. 2 Source: Morningstar, IA Global Equity Sector. Performance of active funds versus MSCI All Countries World index. Calendar year returns, net of fees. 4 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 75th pctl active fund 50th pctl active fund 25th pctl active fund Core capabilitiesClosing AUM1 year13 years1 31 Dec 2016 European Equities £19.7bn 26% 86% Global Equities £34.0bn 34% 70% Global Fixed Income £28.1bn 80% 76% Multi-Asset £5.1bn 48% 42% Alternatives £14.1bn 62% 99% Total£101.0bn50%77%

Retail net flows

Top and bottom net fund Retail flows – FY15


Hn Gm Continental European
Hn Gm UK Absolute Return
European Focus
Hn UK Property
Hn Hzn Pan European Equity
Hn European Growth
Hn China Opportunities
Hn European Special Situations
Hn Hzn Global Property Equities
Hn Hzn Global Technology
£m
(1,200)
2,000

Top and bottom net fund Retail flows – FY16


Hn UK Absolute Return
Hn Gm UK Absolute Return
Hn Hzn Euroland
Global Equity Income
Hn Strategic Bond
Hn Hzn Pan European Alpha
Hn Hzn Euro Corporate Bond
Hn Hzn Pan European Equity
Hn UK Property
European Focus
£m
(1,200)
2,000

Retail net flows – FY12 to FY16


£m
(1,244)
4,439
6,810
8,032
(4,616)
FY12
FY13
FY14
FY15
FY16
Retail US Mutuals
Retail SICAVs
UK Retail/Other[1]

[1] Includes flows from UK OEICs, Unit Trusts, Investment Trusts, Australian MIS (Managed Investment Schemes), Singapore Mutual funds and Retail Segregated Mandates.

Henderson GROUP PLC

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Institutional net flows

Increasingly diverse strategies and client base

Key mandate wins – FY16

Region	Strategy
UK	Emerging Markets
Europe	Technology
New Zealand	Global Equities
Australia	Emerging Markets
Australia	Australian Fixed Income

Institutional net flows – FY12 to FY16


£m
(2,711)
(1,948)
328
510
607
FY12
FY13
FY14
FY15
FY16

Henderson GROUP PLC
6

A stronger, more diverse business AUM by channel AUM by capability AUM by client geography Retail Institutiona US Equities European Equities Global Equities UK Cont. Europe Americas Pan Asia Global Fixed Income Multi-Asset Alternatives FY13¹ FY16 FY13¹ FY16 FY13¹ FY16 1 Excludes AUM subject to Property transactions with TIAA-CREF and resultant TH Real Estate JV AUM but includes Henderson UK Property OEIC. 7 38% 41% 62% 59% l 11% 14% 10% 5% 28% 27% 29% 30% 20% 21% 4% 5% 12% 11% 17% 19% 20% 65% 51%

A stronger, more diverse business AUM by channel AUM by capability AUM by client geography US Equities European Equities Global Equities Global Fixed Income Multi-Asset EMEA Americas Pan Asia Retail Institutional Alternatives and other FY13¹ FY16 FY16 FY16 1 Excludes AUM subject to Property transactions with TIAA-CREF and resultant TH Real Estate JV AUM but includes Henderson UK Property OEIC. 2 Source: Morningstar, Worldwide OE excluding money market, fund of funds and feeder funds. Capability split based on Henderson analysis of Morningstar’s ‘Global’ category. 3 Source: McKinsey Global Survey 2014. 8 38% 41% 62% 59% 5% 12% 14% 11% 17% 53% 84% 71% 33% FY13¹ Industry³ 11% 14% 10% 10% 14% 5% 28% 27% 26% 29% 30% 21% 4% 25% 20% 21% 4% FY13¹ Industry²

Well positioned to move forward Growth and globalisation • Expanded investment capabilities 17% annualised growth in total AUM £101.0bn • Improved client relationships • Robust and resilient global operating model • Successful acquisitions and integrations in the US and Australia AUM FY13¹ Net new money Market/ FX Acquisitions AUM FY16 1 Excludes AUM subject to Property transactions with TIAA-CREF and resultant TH Real Estate JV AUM but includes Henderson UK Property OEIC. 2 Source: Morningstar, Worldwide OE excluding money market, fund of funds and feeder funds. 9 Target: 2-4% pa Henderson: 3% pa Target: 4-6% pa £63.7bnHenderson: 9% pa Target: 6-8% pa Net new money growth •Henderson5% pa •Industry²2.6% pa •Active managers² 0.8% pa

2016 full year results Financial results Roger Thompson Chief Financial Officer

Financial highlights Resilience and quality of earnings 11 FY16FY15Change £m£m Management fees (net of commissions) 505.9 468.3 8% Performance fees 40.4 98.7 (59%) Other income 37.4 34.8 7% Net fee income583.7601.8(3%) Income/(loss) from associates and joint ventures 0.5 (0.2) 350% Finance income 10.5 17.3 (39%) Total income594.7618.9(4%) Total expenses(382.0)(398.9)(4%) Underlying profit before tax from continuing operations212.7220.0(3%)

Management fee drivers Market, flow and acquisition driven growth £m 520 (3.4) 2.1 34.8 (3.2) 490 460 430 FY15 Net flows Acquisitions/ disposals Markets/ FX Sub-advisory insourcing One-off US Mutual fee Margin reduction FY16 adjustments reclassification 12 (3.9) 6.5 4.7 505.9 468.3

Management fee margins 2016 total management fee exit margin: 52bps (Retail 71bps; Instl 25bps) bps 80 FY13 70 60 50 40 74.0 73.6 30 20 10 0 Total management fee margin (average) Management fee margin - Retail (average) Management fee margin - Institutional (average) Note: Average margins for FY16 are calculated using daily AUM for relevant fund ranges. Prior period calculations are based on month-end AUM, excluding JV AUM. 13 FY12 75.0 74.0 70.9 FY14 FY15 FY16 57.8 56.5 56.3 56.0 53.0 38.9 29.5 30.2 26.8 25.2

Performance fees Performance fees from 52 funds in FY16 £m 100 £98.7m £94.5m 80 60 40 20 0 FY12 FY13 FY14 Segregated Mandates FY15 UK OEICs/UTs FY16 Investment Trusts SICAVs Offshore Absolute Return Other 14 £40.4m £30.4m £82.8m

Operating cost drivers and action Cost control to protect our investments Fixed staff costs – FY15 to FY16 (£m) 120 110 100 90 80 70 60 50 3.6 FY15 Australian build-out FY15 headcount increases FX BAU increases FY16 1 At period end. Excludes staff working on capitalised projects. 15 3.4 3.62.8 113.3 99.9 FY15FY16Change Headcount¹1,0161,006(1%) Fixed staff costs£99.9m £113.3m 13% Variable staff costs£168.7m £141.8m (16%) Non-staff costs£118.2m £123.5m 4% Total£386.8m £378.7m (2%)

Tax, EPS, dividend and capital management Tax rate increase as forecast Cash and capital management 1 In February 2017, Henderson received feedback from the FCA following its review of the Group's standalone capital position. The capital requirement as at 31 December 2015 was based on Henderson’s internal calculations. 16 Total capital285238 Group capital requirement¹(216)(138) Capital above regulatory requirement69100 31 Dec 201631 Dec 2015 £m£m Unrestricted cash225.7352.6 Net cash225.7202.6 FY16FY15Change Total underlying profit before tax £212.7m £220.0m (3%) Tax on underlying profit (£43.0m) (£22.9m) 88% Total underlying profit after tax £169.7m £197.1m (14%) Underlying effective tax rate on operations20.2%10.4%94% Weighted average number of ordinary shares for diluted EPS 1,115.4m 1,143.0m (2%) Underlying diluted EPS15.2p17.2p(12%) Total dividend per share10.50p10.30p2%

Financial summary Key metrics Operating margin¹ Compensation ratio² Average management fee margin³ 35.1% 43.7% 53.0bps 35.7% 44.6% 56.0bps 35.5% 44.7% 57.8bps 35.7% 45.4% 56.3bps 1 Net fee income less total operating expenses (fixed employee expenses; variable employee expenses and non-staff operating expenses), divided by net fee income. 2 Employee compensation and benefits, divided by net fee income. 3 Average margins for FY16 are calculated using daily AUM for relevant fund ranges. Prior period calculations are based on month-end AUM. 17 FY16FY15FY14FY13CAGR £m£m£m£m(FY16 vs FY13) Management fees (net of commissions) 505.9 468.3403.5331.9 15% Performance fees 40.4 98.782.894.5 (25%) Other income 37.4 34.832.534.9 2% Net fee income583.7601.8518.8461.38% Income/(loss) from associates and joint ventures 0.5 (0.2)5.11.8 (35%) Finance income 10.5 17.310.110.2 1% Total income594.7618.9534.0473.38% Fixed employee expenses (113.3) (99.9)(88.4)(80.6) 12% Variable employee expenses (141.9) (168.7)(143.6)(128.8) 3% Non-staff operating expenses (123.5) (118.2)(102.6)(87.3) 12% Finance expenses (3.3) (12.1)(11.6)(11.1) (33%) Total expenses(382.0)(398.9)(346.2)(307.8)7% Underlying profit before tax212.7220.0187.8165.59%

2016 full year results Merger update Andrew Formica Chief Executive

Indicative timetable to completion

Key activities	Dates
Janus 10K filing	16 February 2017
UK Class 1 Circular and SEC F4 published – Henderson and pro-forma financials under US GAAP	Late March
Henderson 1Q trading statement	19 April 2017
Janus 1Q results	20 April 2017
Janus Special Shareholder Meeting to approve merger	25 April 2017
Henderson AGM and EGM	26 April 2017
Announcement of Henderson intention to delist and cease trading of its ordinary shares on the LSE	26 April 2017
Record date – Henderson final and extraordinary dividend[1] – Janus 1Q dividend	5 May 2017
Dividend payment date – Henderson final and extraordinary dividend[1] – Janus 1Q dividend	19 May 2017
Henderson to de-list and Henderson ordinary shares to cease trading on the LSE	26 May 2017
Janus Henderson ordinary shares to commence trading on the NYSE	30 May 2017
Janus Henderson CDIs issued for trading on the ASX	31 May 2017

[1] As announced in the market release dated 24 January 2017, the Group intends to pay Henderson shareholders an extraordinary dividend, reflecting its 1Q17 earnings, prior to the closing of the merger. The anticipated dividend payment will be of commensurate value to any Janus 1Q17 dividend, and remains subject to final Henderson Board approval.

Henderson GROUP PLC

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Progress towards integration

Creation of a truly global asset manager

Janus Henderson Executive Committee



Richard Weil
Co-CEO
Andrew Formica
Co-CEO
H
Phil Wagstaff
Global Head of Distribution
J
Enrique Chang
Global Chief Investment Officer
H
Rob Adams
Head of Asia Pacific
J
Bruce Koepfgen
Head of North America
H
Roger Thompson
Chief Financial Officer
J
Jennifer McPeek
Chief Operating and Strategy Officer
H
Jacqui Irvine
Group General Counsel and Company Secretary
J
David Kowalski
Chief Risk Officer

H Henderson J Janus

- New ExCo meetings to supervise integration planning
- Progress on
  - Organisational design and structure
  - People decisions
  - Regulatory submissions
  - US fund families
  - Operating model, systems and data platforms
- Increased confidence in delivery of **at least** $110m of cost synergies with c.$80m expected by the end of the first 12 months following completion on a run rate basis
- Implementation costs[1] of up to US$185m

[1] Excluding deal costs.

Henderson GROUP PLC

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Janus Henderson: a truly global asset manager

Support and initial inflow from Dai-ichi, a 20% shareholder in Janus

Well positioned for market evolution

- **Diversification** to navigate turbulent markets
- **Scale** to innovate amid continuing regulatory change
- **Capabilities and relationships** to create and sustain demand for active management

Compelling range of investment solutions



Janus Henderson[1] AUM: US$322bn
Janus[1]
Henderson
75
5
70
47
47
81
19
62
74
35
39
25
7
18
20
3
17
US Equities
Mathematical Equities
Global Equities
Global Fixed Income
Multi-Asset
Alternatives (inc. ETP)

Client feedback

"We are excited about working further with Henderson after the completion of the merger with Janus. We see this as the merging together of two very strong independent brands increasing the capabilities that we can show our clients. What is important to us outside of innovation and performance is the brand and does that fit well with us and our clients. The culture we see within Henderson and to be enhanced through Janus makes us very comfortable about the quality of the organisation that we are dealing with."
Will Hamilton, CEO, Hamilton Wealth Management, Australia

"One question we could have posed was, 'Does Henderson have the footprint to allow it to prosper?' Henderson has answered that question for us. This is definitely a vote of confidence in Janus Henderson."
Chris Ralph, CIO, St James's Place, UK

"We have a strong partnership with Henderson across a range of strategies and managers. The Janus Henderson merger gives us the opportunity to deepen and extend this relationship."
Andy Moss, Chief Executive, Phoenix Life, UK

"The Janus Henderson merger is a positive development from my perspective. With $322bn under management, the combined firm will have the products and distribution reach to serve its largest clients on a truly global basis."
Jörg Grossmann, CEO, Credit Suisse InvestLab, Switzerland

Note: Exchange rate used for translation from GBP to USD as at 31 Dec 2016: 1.24
[1] Includes $2bn of ETP assets, for which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets

Henderson GROUP PLC
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Janus Henderson • Great for clients • Opportunities for colleagues • Freedom to innovate, change and grow 22

Q&A Henderson GROUPPLC

Appendix

AUM and fund flows 1 Includes Australian Managed Investment Schemes, Singapore Mutual funds and Retail Segregated Mandates. 2 Includes US Mutuals. 25 £m 1H162H16 Opening AUMNet flowsMarket/Closing AUMNet flowsMarket/Closing AUMClosing AUM 1 Jan 16FX30 Jun 16FX31 Dec 16net mgmt fee (exit bps) UK OEICs/Unit Trusts/Other1 SICAVs US Mutuals Investment Trusts Total Retail 23,358 19,328 8,647 5,582 56,915 (584) 424 (817)1,190 14454 33(52) (1,354)2,016 23,198 19,701 9,115 5,563 57,577 (418) 1,633 (1,767) 1,766 (1,142) 1,000 65639 (3,262)5,038 24,413 19,700 8,973 6,267 59,353 71 UK OEICs/Unit Trusts SICAVs Australian MIS Managed CDOs Offshore Absolute Return Funds Segregated Mandates Private Equity Funds Other2 Total Institutional 9,742 1,565 1,499 102 2,397 19,653 58 54 35,070 909 450 (259)62 (143) 198 (9) 12 (372) 198 (807)2,151 (2) (2) (1)7 (684)3,076 11,101 1,368 1,554 105 2,223 20,997 54 60 37,462 (655)673 (8)64 47103 (6)4 (151)234 2,0841,758 (4)5 (16) 4 1,2912,845 11,119 1,424 1,704 103 2,306 24,839 55 48 41,598 25 Total Group91,985(2,038)5,09295,039(1,971)7,883100,95152

AUM and fund flows By asset class By capability¹ 1 AUM reported on a direct basis. 2 Alternatives includes Property and Private Equity. 26 £m 1H162H16 Opening AUMNet flowsMarket/Closing AUMNet flowsMarket/Closing AUM 1 Jan 16FX30 Jun 16FX31 Dec 16 European Equities 20,442 (1,228)211 19,425 (2,108)2,379 19,696 Global Equities 28,212 (950)1,665 28,927 1,4203,604 33,951 Global Fixed Income 24,797 3782,341 27,516 (362)925 28,079 Multi-Asset 4,890 (290)299 4,899 (225)410 5,084 Alternatives² 13,644 52576 14,272 (696)565 14,141 Total Group91,985(2,038)5,09295,039(1,971)7,883100,951 £m 1H162H16 Opening AUMNet flowsMarket/Closing AUMNet flowsMarket/Closing AUMClosing AUM 1 Jan 16FX30 Jun 16FX31 Dec 16net mgmt fee (exit bps) Equity 60,891 (1,928)2,772 61,735 (1,075)6,900 67,560 64 Fixed Income 26,841 3312,422 29,594 (457)948 30,085 26 Property 4,171 (425)(103) 3,643 (434)29 3,238 n/a Private Equity 82 (16)1 67 (5)6 68 n/a Total Group91,985(2,038)5,09295,039(1,971)7,883100,95152

15 Retail funds with AUM of £1bn+ at 31 Dec 16 Henderson Gartmore Continental European SICAVs European Equities (£531m) £3.7bn Henderson Gartmore UK Absolute Return SICAVs Alternatives £506m £3.6bn International Opportunities US Mutuals Global Equities (£317m) £3.5bn Henderson UK Property UK OEICs/UTs Alternatives (£860m) £3.2bn Global Equity Income US Mutuals Global Equities £280m £3.2bn Henderson Horizon Pan European Equity SICAVs European Equities (£749m) £3.2bn Henderson Horizon Euro Corporate Bond SICAVs Global Fixed Income (£645m) £2.2bn Henderson Cautious Managed UK OEICs/UTs Global Equities (£126m) £2.2bn Henderson European Selected Opportunities UK OEICs/UTs European Equities (£438m) £2.1bn Henderson UK Absolute Return UK OEICs/UTs Alternatives £881m £1.9bn Henderson Strategic Bond UK OEICs/UTs Global Fixed Income £212m £1.7bn Henderson Horizon Global Technology SICAVs Global Equities (£423m) £1.6bn European Focus US Mutuals European Equities (£1,169m) £1.5bn The City of London Investment Trust Investment Trusts Global Equities £61m £1.4bn Henderson Horizon Euroland SICAVs European Equities £362m £1.4bn 27 Total(£2,956m)£36.4bn FundFund rangeCapabilityFY16 net flowsAUM 31 Dec 2016

Henderson net flows Institutional US Retail 3,554 2,042 2,040 1,305 (1,269) (1,359) 1 Includes flows from UK OEICs, Unit Trusts, Investment Trusts, Australian MIS (Managed Investment Schemes), Singapore Mutual funds and Retail Segregated Mandates 28 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 •Retail(£2.2bn) 2,988 Retail SICAVs2,701 4Q16 net flows UK Retail/Other¹ 1,241 1,643 •Institutional £0.9bn 1,366 742 (182) (679) (612) (857)(1,129)(754) (1,215) (1,359)

Investment management capabilities Increasingly diverse capability set European Equities • Diverse, high performance business Ins tutional Global Equities Retail Retail • Strong specialist franchises, building high capacity global products Institutional Retail Global Fixed Income • Regional franchises, with increasing global exposure AUM 31 Dec 2016 £101.0bn Multi-Asset Institutional Retail • Dual track approach to serve retail and institutional markets Alternatives il • Expanding in liquid alternatives alongside traditional hedge funds Institutional 29 Global Equities £34.0bn Global Fixed Income £28.1bn Multi-Asset £5.1bn European Equities £19.7bn Alternatives £14.1bn

Profit and loss 30 £mFY151H162H16FY16Change Management fees (net of commissions) 468.3 239.7 266.2 505.9 8% Performance fees 98.7 20.1 20.3 40.4 (59%) Other income 34.8 19.0 18.4 37.4 7% Net fee income 601.8 278.8 304.9 583.7 (3%) (Loss)/income from associates and joint ventures (0.2) 0.5 – 0.5 350% Finance income 17.3 5.5 5.0 10.5 (39%) Net income 618.9 284.8 309.9 594.7 (4%) Fixed employee expenses (99.9) (55.7) (57.6) (113.3) 13% Variable employee expenses (168.7) (67.0) (74.9) (141.9) (16%) Non-staff operating expenses (118.2) (58.3) (65.2) (123.5) 4% Total operating expenses (386.8) (181.0) (197.7) (378.7) (2%) Finance expenses (12.1) (3.3) – (3.3) (73%) Total expenses (398.9) (184.3) (197.7) (382.0) (4%) Total underlying profit before tax 220.0 100.5 112.2 212.7 (3%) Tax on underlying profit (22.9) (21.0) (22.0) (43.0) 88% Total underlying profit after tax 197.1 79.5 90.2 169.7 (14%) Acquisition related and non-recurring items Acquisition related items (59.6) (28.8) (28.3) (57.1) (4%) Non-recurring items 7.5 (3.3) (13.1) (16.4) (319%) Tax on acquisition related items 12.7 6.1 5.9 12.0 (6%) Tax on non-recurring items 3.5 (0.4) 1.8 1.4 (60%) Total profit after tax 161.2 53.1 56.5 109.6 (32%)

Performance fees

	UK OEICs & Unit Trusts	SICAVs	Investment Trusts	Offshore Abs. Return Funds[1]	Instl/Secured credit/PE/Aus. MIS	Non Perf. Fee ranges[2]	Total
AUM 31 December 2016 (£bn)	33.6	21.1	6.3	2.3	28.7	9.0	101.0
Performance fees gross FY16 (£m)	6.3	13.3	3.4	10.6	6.8	–	40.4
Number of funds generating performance fees in FY16[4]	3	14	3	16	16	–	52
AUM 31 December 2016 generating FY16 performance fees (£bn)[4]	2.0	4.2	0.9	1.1	3.9	–	12.1
Number of funds with a 1H17 performance fee crystallisation date	4	26	2	10	14	–	56
AUM with performance fee crystallisation date in 1H17 (£bn)[3]	2.0	14.9	1.0	0.6	4.3	–	22.8
AUM with an uncrystallised performance fee (including at HWM) at 31 December 2016 vesting in 1H17 (£bn)[4]	1.9	2.5	0.5	0.3	n/a	–	n/a
AUM within 5% of an uncrystallised performance fee at 31 December 2016 vesting in 1H17 (£bn)[4]	0.1	4.1	0.6	0.3	n/a	–	n/a
Number of funds with a 2H17 performance fee crystallisation date	4	2	6	15	37	–	64
AUM with performance fee crystallisation date in 2H17 (£bn)[3]	2.0	3.6	1.3	1.3	6.8	–	15.0
AUM with an uncrystallised performance fee (including at HWM) at 31 December 2016 vesting in 2H17 (£bn)[3,4,5]	–	–	–	0.8	n/a	–	n/a
AUM within 5% of an uncrystallised performance fee at 31 December 2016 vesting in 2H17 (£bn)[3,4,5]	–	–	0.9	0.4	n/a	–	n/a
Performance fee range (%) of outperformance	15-20%	10-20%	15%	10-20%	4-28%	–	
Performance fee frequency	Quarterly	24 Annually, 2 Quarterly	Annually	Annually	Quarterly and Annually	–	
Performance fee timing	Various	24 at June, 2 on Quarters	Various	Various	Various	–	
Performance fee methodology	Relative/Absolute plus HWM	Relative plus HWM	Relative plus HWM	Absolute plus HWM	Bespoke	–	

n/a – not available; HWM – High Water Mark; PE – Private Equity

1 Includes Hedge Managed Accounts
2 Predominantly US Mutuals
3 This excludes Offshore Absolute Return AUM of c£0.1bn that earns a performance fee only on redemption
4 For Offshore Absolute Return Funds, this excludes funds earning performance fees on redemption and only includes those with a period end crystallisation date
5 Excludes AUM of funds that still have to crystallise in 1H17

Henderson GROUP PLC

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Operating margin and compensation ratio Focus remains on absolute profit growth Total income and underlying profit before tax (£m) Operating margin and compensation ratio (%) 700 Compensation ratio1 Operating margin2 594.7 45.4 44.7 44.6 43.7 41.4 23050 35.7 35.7 35.5 35.1 34.1 0 FY12 FY13 FY14 FY15 FY16 FY12 FY13 FY14 FY15 FY16 1 Employee compensation and benefits, divided by net fee income. 2 Net fee income less total operating expenses, divided by net fee income. 32 618.9 534.0 473.3 385.6220.0212.7 187.8 165.5 126.6

Non-staff operating expenses 33 FY16FY15ChangeChange £m£m£m Investment administration 34.0 31.6 2.48% Information technology 24.0 20.0 4.020% Office expenses 17.8 16.9 0.95% Depreciation 6.0 5.2 0.815% Other expenses 41.7 44.5 (2.8)(6%) Non-staff operating expenses123.5118.25.34%

EPS calculation 34 Weighted average number of ordinary shares for the purpose of basic EPS (m) 1,093.1 1,089.0 n/a 1,091.1 Weighted average number of ordinary shares for the purpose of diluted EPS (m) 1,143.0 1,117.1 n/a 1,115.4 Basic EPS based on underlying profit after tax18.0p7.3p8.3p15.6p Diluted EPS based on total underlying profit after tax17.2p7.1p8.1p15.2p FY151H162H16FY16 Underlying profit before tax £220.0m £100.5m £112.2m £212.7m Less: tax on underlying profit (£22.9m) (£21.0m) (£22.0m) (£43.0m) Total underlying profit after tax attributable to equity holders of the parent£197.1m£79.5m£90.2m£169.7m Acquisition related items post tax (£46.9m) (£22.7m) (£22.4m) (£45.1m) Non-recurring items post tax £11.0m (£3.7m) (£11.3m) (£15.0m) Profit after tax attributable to equity holders of the parent£161.2m£53.1m£56.5m£109.6m

Net cash generation £m 400 350 300 250 200 150 100 50 0 31 Dec 2015¹ Operating cash flows Dividends paid Net seed capital investment Purchase of own shares 31 Dec 2016¹ 1 Net cash amounts exclude non-Group cash held in manager dealing accounts and cash held by consolidated funds 35 156.3(116.2) 23.1(40.1) 225.7 202.6

Janus Henderson Janus Henderson pro-forma AUM of US$322bn at 31 December 2016 Highly complementary businesses Relevant to future client needs Well positioned for market evolution Compelling value creation Janus¹ Henderson Note: Exchange rate used for translation from GBP to USD as at 31 Dec 2016: 1.24 1 Includes $2bn of ETP assets, for which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets. 2 Includes Latin America. 36 Pan Asia 25 JapanAustraliaOther 18 12 9 17 13 7 Total AUM US$52bn Americas² 172 Americas² Total AUM US$172bn 151 UK and Continental Europe 67 UKContinental Europe Total AUM US$98bn 64 31 24

Contacts Investor enquiries Miriam McKay Head of Investor Relations +44 (0) 20 7818 2106 miriam.mckay@henderson.com Louise Curran Investor Relations Manager +44 (0) 20 7818 5927 louise.curran@henderson.com Investor Relations +44 (0) 20 7818 5310 investor.relations@henderson.com Media enquiries Angela Warburton Global Head of Communications +44 (0) 20 7818 3010 angela.warburton@henderson.com United Kingdom: FTI Consulting Andrew Walton +44 (0) 20 3727 1514 Australia: Honner Rebecca Piercy +61 2 8248 3740 37

Henderson Group plc 201 Bishopsgate, London EC2M 3AE Important information This presentation issued by Henderson Group plc (or the “Group”) is a summary of certain information contained in the stock exchange announcements dated 9 February 2017 (relating to the Group’s 2016 full year results to 31 December 2016) and should be read in conjunction with, and subject to, the full text of those announcements. This presentation contains forward-looking statements with respect to the financial condition, results and business of the Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that may or may not occur in the future. There are a number of factors that could cause the Group’s actual future performance and results to differ materially from the results expressed or implied in these forward-looking statements. The forward-looking statements are based on the Directors’ current view and information available to them at the date of this presentation. The Group makes no undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Nothing in this presentation should be construed as a profit forecast. 38